ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

[redacted]corporated in Western Australia

March 24, 2006

06012085

SUPPL

RECEIVED
2006 MAR 31 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 3 1 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 March 2006 (ASX Announcement & Media Release – Clear Hills, Canada)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 March 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR ANNOUNCES SECOND GAS PROJECT IN WESTERN CANADA AND SPUD OF INITIAL TEST WELL

FAR is pleased to announce that a second agreement has been entered in with Suncor Energy Inc., of Calgary, Alberta ("**Suncor**") and others, to confirm and develop gas on Suncor acreage located in Alberta, Canada. This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to the British Columbia border.

Initial Test Well

Under the terms of the agreement FAR will participate for a 15 percent working interest in the first of two obligatory tests, with an option to drill a third test, of the normally pressured Lower Cretaceous Notikewin sand which is estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest (AMI). There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas.


NORTHWEST TERRITORIES
Clear Hills
ALBERTA
Kakwa
BRITISH COLUMBIA
SASKATCHEWAN
Edmonton
Calgary
LEGEND
Provincial capital
Other populated places /
Trans-Canada Highway /
Major road /
International boundary /
Provincial boundary /
Scale / Échelle
75 0 75 150 225
km km
USA

The initial test well, the Sweeney 102, spudded during the week using Precision Rig 115 and has a planned total depth of about 3,300 feet (1000 meters). The well is expected to reach total depth and be logged by early next week.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The location is proximal to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is 1/5 to 5 miles from the acreage.

The 7000 acres were leased by Suncor prior to the recent run-up in acreage price. The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Operator
The operator is Calgary based Choice Resources Corp ("**Choice**") (TSX Venture Exchange: CZE). Further information concerning Choice is available at www.choiceresources.ca

About Suncor Energy Inc.
Suncor Energy Inc. is a growing, integrated publicly traded energy company, strategically focused on developing one of the world's largest petroleum resources, the Canadian Athabasca oil sands. In addition, Suncor explores for, develops and produces natural gas in Western Canada and refines and markets a range of petroleum and petrochemical products under both the Sunoco and Phillips 66 brand. Further information is available at www.Suncor.com

Participants
Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%

Commenting on the announcement, FAR's executive Chairman Michael Evans said

"Following Kakwa, Clear Hills is the second opportunity with Suncor developed by our Houston office. The project is considered to be technically, low risk and has the potential to generate steady cash flows for FAR in the very near term. The possibility exists that we will drill 10 to 20 or even more wells, depending on spacing, in the next few years. FAR is pleased to secure this project (which represents a ground floor play rather than a single prospect) and anticipates further ventures with Suncor, one of Canada's leading energy providers. We look forward to building a successful and ongoing relationship".

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au